UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2007

Commission file number 001-14540

Deutsche Telekom AG

(Translation of Registrant’s Name into English)

Friedrich-Ebert-Allee 140,

53113 Bonn,

Germany

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

This Report on Form 6-K is incorporated by reference into the registration statement on Form F-3, File No. 333-118932, and the registration statement on Form S-8, File No. 333-106591, and into each respective prospectus that forms a part of those registration statements.

On May 16, 2007 we registered in the Commercial Register (Handelsregister) of the District Court (Amtsgericht) in Bonn, Germany, amendments to our Articles of Incorporation (Satzung). The amended Articles of Incorporation reflects the resolution adopted by the shareholders’ meeting in May, 2007. The attached Exhibit 99.1 is a convenience English translation of the amended Articles of Incorporation. Accordingly, in all matters involving the Articles of Incorporation, the German language document shall control.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DEUTSCHE TELEKOM AG

By:	/s/ ppa. Guido Kerkhoff
Name:	Guido Kerkhoff
Title:	Senior Executive Vice President
Chief Accounting Officer

Date: June 1, 2007